As filed with the U.S. Securities and Exchange Commission on
March 16, 2021
1933 Act File No. 333-234420
1940 Act File No. 811-23299

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 5
and
☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ Amendment No. 21

OFS CREDIT COMPANY, INC.
(Exact name of Registrant as specified in charter)

10 S. Wacker Drive, Suite 2500
Chicago, IL 60606
(Address of Principal Executive Offices)
(847) 734-2000
(Registrant’s telephone number, including Area Code)
Bilal Rashid
10 S. Wacker Drive, Suite 2500
Chicago, IL 60606
(Name and address of agent for service)

Copies of Communications to:

Cynthia M. Krus Vlad M. Bulkin Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001 (202) 383-0100

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) of OFS Credit Company, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding certain exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

2

PART C — OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS
1. Financial Statements:
The following financial statements of OFS Credit Company, Inc. (the “Company” or the “Registrant”) are included in Part A of the Registration Statement:

2. Exhibits:
(a)(1)    Form of Amended and Restated Certificate of Incorporation(2)
(a)(2)    Form of Certificate of Designation for the 6.875% Series A Term Preferred Stock(3)
(a)(3)    Form of Certificate of Designation for the 6.60% Series B Term Preferred Stock(9)
(b)    Form of Bylaws(1)
(c)    Not applicable
(d)(1)    Form of Common Stock Certificate(2)
(d)(2)    Specimen 6.875% Series A Term Preferred Stock Certificate(4)
(d)(3)    Specimen 6.60% Series B Term Preferred Stock Certificate(9)
(d)(4)    Form of Base Indenture(7)
(d)(5)    Statement of Eligibility of Trustee on Form T-1(7)
(d)(6)    Form of Subscription Agent Agreement(5)
(d)(7)    Form of Subscription Rights Certificate(5)
(e)    Distribution Reinvestment Plan(2)
(f)    Not applicable
(g)    Form of Investment Advisory and Management Agreement by and between Registrant and OFS Capital Management, LLC(2)
(h)(1)    Form of Underwriting Agreement(7)
(h)(2)    Equity Distribution Agreement, dated as of January 24, 2020, by and among OFS Credit Company, Inc., OFS Capital Management, LLC, OFS Capital Services, LLC and Ladenburg Thalmann & Co. Inc.(8)
(h)(3)    Amendment No. 1, dated as of March 16, 2021, to the Equity Distribution Agreement, dated as of January 24, 2020, by and among OFS Credit Company, Inc., OFS Capital Management, LLC, OFS Capital Services, LLC and Ladenburg Thalmann & Co. Inc.*
(i)    Not applicable
(j)    Form of Custodian Agreement(2)
(k)(1)    Form of Administration Agreement by and between Registrant and OFS Capital Services, LLC(2)
(k)(2)    Form of License Agreement between Registrant and Orchard First Source Asset Management, LLC(2)
(k)(3)    Form of Transfer Agency and Registrar Services Agreement(2)
(l)(1)    Opinion and Consent of Counsel(7)
(l)(2)    Opinion and Consent of Counsel(8)
(m)    Not applicable
(n)(1)    Consent of Independent Registered Public Accounting Firm with respect to Registrant(11)
(n)(2)    Report of Independent Registered Public Accounting Firm on the Senior Securities Table(10)
(o)    Not applicable
(p)    Form of Subscription Agreement(2)
(q)    Not applicable
(r)    Joint Code of Ethics of the Registrant and OFS Capital Management, LLC(6)
99.1    Form of Prospectus Supplement for Common Stock Offerings(7)
99.2    Form of Prospectus Supplement for Preferred Stock Offerings(7)
99.3    Form of Prospectus Supplement for Rights Offerings(7)
99.4    Form of Prospectus Supplement for Debt Offerings(7)

    * Filed Herewith

(1) Previously filed on June 22, 2018 with the Registrant's Registration Statement on Form N-2 (File Nos. 333-220794 and 811-23299) and incorporated by reference herein.
(2) Previously filed on August 9, 2018 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220794 and 811-23299) and incorporated by reference herein.
(3) Previously filed on March 15, 2019 with the Registrant's Registration Statement on Form N-2 (File Nos. 333-228463 and 811-23299) and incorporated by reference herein.
(4) Previously filed on March 8, 2019 with the Registrant's Registration Statement on Form N-2 (File Nos. 333-228463 and 811-23299) and incorporated by reference herein.
(5) Previously filed on August 1, 2019 with the Registrant's Registration Statement on Form N-2 (File Nos. 333-231738 and 811-23299) and incorporated by reference herein.
(6) Previously filed on December 18, 2020 with the Registrant's Annual Report on Form N-CSR (File No. 811-23299) and incorporated by reference herein.
(7) Previously filed on January 7, 2020 with the Registrant's Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(8) Previously filed on January 24, 2020 with Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(9) Previously filed on November 19, 2020 with Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(10) Previously filed on January 13, 2021 with Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
(11) Previously filed on February 26, 2021 with Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) and incorporated by reference herein.
ITEM 26. MARKETING ARRANGEMENTS
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.
ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$12,980
FINRA filing fee	15,500
Nasdaq listing fee	10,000
Printing and postage	20,000
Legal fees and expenses	150,000
Accounting fees and expenses	30,000
Miscellaneous	11,520
Total	$250,000

Note: All listed amounts are estimates.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
The information contained under the headings “Management,” “Related-Party Transactions and Certain Relationships” and “Control Persons and Principal Holders of Securities” in the prospectus contained herein is incorporated herein by reference.
ITEM 29. NUMBER OF HOLDERS OF SECURITIES
The following table sets forth the number of record holders of each class of the Registrant’s securities as of February 19, 2021:

Title of Class	Number of Record Holders
Common stock, par value $0.001 per share	4
Series A Term Preferred Stock, par value $0.001 per share	1
Series B Term Preferred Stock, par value $0.001 per share	1
ITEM 30. INDEMNIFICATION
Directors and Officers
As permitted by Section 102 of the General Corporation Law of the State of Delaware (the "DGCL"), the Registrant has adopted provisions in its Amended and Restated Certificate of Incorporation that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.
The Registrant’s Amended and Restated Certificate of Incorporation and bylaws provide that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Registrant to the fullest extent permitted by the DGCL, subject to the requirements of the Investment Company Act of 1940, as amended (the "1940 Act"). Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.
Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.

Adviser and Administrator
The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, OFS Capital Management, LLC (the “Advisor”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Advisor’s services under the Investment Advisory Agreement or otherwise as an Advisor of the Registrant.
The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, OFS Capital Services, LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of OFS Capital Services, LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant.
The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Delaware law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.
ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
A description of any other business, profession, vocation or employment of a substantial nature in which OFS Advisor, and each managing director, director or officer of OFS Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the OFS Advisor and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-71366), and is incorporated herein by reference.
ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
The location of the accounts and records of the Registrant is set forth in its Form N-CEN as filed with the SEC (File No. 811-23299) on January 13, 2020 and is incorporated herein by reference.
ITEM 33. MANAGEMENT SERVICES
Not applicable.
ITEM 34. UNDERTAKINGS
(1)    Registrant undertakes to suspend the offering of shares covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, the Company's net asset value declines more than 10% from its net asset value as of the effective date of this Registration Statement, or (b) the Company's net asset value increases to an amount greater than its net proceeds as stated in the prospectus contained herein.
(2)    Not applicable.
(3)    Registrant undertakes:
a.    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
b.     that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;
c.     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.     that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i) if the Registrant is relying on Rule 430B:
(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii) if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
e.     that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)     any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933 [17 CFR 230.424];
(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(ii)     the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)     any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)    Registrant undertakes that:
a.For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.
b.For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities at that time shall be deemed to be the initial bona fide offering thereof.
(5)    Not applicable.
(6)    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.
(7)    Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on the 16th day of March, 2021.
OFS Credit Company, Inc.
                        By:    /s/ Bilal Rashid
                            Bilal Rashid
                            Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, and in the capacities indicated, on the 16th day of March, 2021.

Signature	Title	Date
/s/ Bilal Rashid Bilal Rashid	Director and Chief Executive Officer (Principal Executive Officer)	March 16, 2021

/s/ Jeffrey A. Cerny Jeffrey A. Cerny	Director and Chief Financial Officer (Principal Financial Officer)	March 16, 2021

/s/ Jeffery S. Owen Jeffery S. Owen	Chief Accounting Officer (Principal Accounting Officer)	March 16, 2021

/s/ * Kathleen M. Griggs	Director	March 16, 2021

/s/ * Catherine M. Fitta	Director	March 16, 2021

/s/ * Romita Shetty	Director	March 16, 2021

*Signed by Bilal Rashid pursuant to a power of attorney signed by each individual and previously filed with this Registration Statement on November 1, 2019 and January 13, 2021.